

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

October 5, 2009

Mr. Darin G. Holderness
Chief Financial Officer
Concho Resources Inc.
550 West Texas Avenue, Suite 100
Midland, TX 79701

> **Re:** **Concho Resources Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 29, 2009**
> **File No. 001-33615**

Dear Mr. Holderness:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Anne Nguyen Parker
Branch Chief